UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINOVAC BIOTECH LTD.
(Name of Issuer) Common Shares
(Title of Class of Securities)

P8696W104
(CUSIP Number)

Linda Li 1Globe Capital LLC One International Place, 44th Floor Boston, MA 02110 (617) 894-8436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.		Page 2 of 4 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1Globe Capital LLC 80-0841812
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,353,092
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,353,092
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,353,092
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%
14		TYPE OF REPORTING PERSON
OO

Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of Sinovac Biotech Ltd., whose principal executive offices are located at 39 Shangdi Xi Rd., Haidian District, Beijing 100085, People’s Republic of China.

Item 2.	Identity and Background.

1Globe Capital LLC, a Delaware limited liability company, is a healthcare and technology investment fund with a principal office at One International Place, 44th Floor, Boston, MA 02110.

During the last five years, 1Globe Capital LLC has not been convicted in a criminal proceeding.

During the last five years, 1Globe Capital LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

1Globe Capital LLC used funds derived from its working capital of approximately $330 million to purchase the shares.

Item 4.	Purpose of Transaction.

The purpose of the acquisition was investment.

1Globe Capital LLC supports the Sinobioway Consortium’s proposal to acquire all of the Common Shares of Sinovac Biotech for the consideration of $8 per Common Share and has expressed its willingness to vote its shares of Common Stock in favor of such acquisition and roll-over its shares of Common Stock in connection with the transaction.

Except as indicated above, 1Globe Capital LLC as of the date of this Statement does not have any plans or proposals which relate to or would result in additional acquisitions or dispositions of shares of Sinovac Biotech Ltd. Except as indicated above, 1Globe Capital LLC as of the date of this Statement does not have any plans or proposals which relate to or would result in changing the organizational structure, management, governance of Sinovac Biotech Ltd.

Item 5.	Interest in Securities of the Issuer.

1Globe Capital LLC owns 9,353,092 shares – 16.4% –  of the common stock of Sinovac Biotech Ltd.  1Globe Capital LLC has sole voting and dispositive power for 9,353,092 shares.

In the last sixty days, 1Globe Capital LLC has not engaged in any transactions in the common stock of Sinovac Biotech Ltd.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Page 4 of 4 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2017	1Globe Capital LLC

	By:	/s/ Linda Li
Linda Li
Managing Director